SECURI 06008068 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39904 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Long Island Investors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza - Suite 201
(No. and Street)

| Jericho | New York | 11753-1673 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Juchem (516) 935-1200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue, 23rd floor | New York | New York | 10154-0210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 30 2006
WASH. D.C. 160 SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Stephen J. Juchem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Long Island Investors, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ENRICA SARASKY
Notary Public, State of New York
No. 01SA5084172
Qualified in Nassau County
Commission Expires September 2, ~~19~~ 2009

Signature

Senior Vice President & Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

# Independent Auditors' Report

The Members of
First Long Island Investors, LLC:

We have audited the accompanying statements of financial condition of First Long Island Investors, LLC ("Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of First Long Island Investors, LLC as of December 31, 2005, in conformity with U.S. general accepted accounting principles.

KPMG LLP

March 28, 2006

## FIRST LONG ISLAND INVESTORS, LLC

Statements of Financial Condition

December 31, 2005

### Assets

| | | |
|---|---|---|
| Cash | $ | 130,793 |
| Accounts receivable | | 215,722 |
| Furniture and fixtures, at cost (less accumulated depreciation of $342,981) | | 46,896 |
| Cash surrender value – key-man life insurance | | 132,601 |
| | $ | 526,012 |

### Liabilities and Members' Equity

| | | |
|---|---|---|
| Liabilities and accrued expenses | $ | 25,243 |
| Members' equity (net of members' loans of $22,554) | | 500,769 |
| | $ | 526,012 |

See accompanying notes to financial statements.

## (1) Organization

First Long Island Investors, LLC (the Company) was organized on August 1, 1998 under Delaware state law. The Company is a diversified financial services firm rendering both investment management and advisory services and is registered with the United States Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. In addition, the Company is registered as a broker/dealer with the U.S. Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

## (2) Summary of Significant Accounting Policies

### (a) *Depreciation of Furniture and Fixtures*

The value of furniture and fixtures is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets.

### (b) *Use of Estimates*

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### (c) *Income Taxes*

As a limited liability company, the Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the members are liable for individual Federal and State income taxes on their respective share of the Company's taxable income and include their respective share of the Company's net operating loss in their individual income tax returns.

### (d) *Management of Partnership Affairs*

The Company receives a fee for management services (the Management Fee) provided for FLI Select Equity Funds I and II and FLI Partners Fund equal to 0.25% of the beginning capital account of each limited partner for such fiscal quarter (1.0% per annum).

### (e) *Members' Loans*

The Company applies EITF 85-1 to the outstanding members' loans. The EITF 85-1 requires outstanding members' loans that are not paid by the financial statements issuance date to be offset against the members' equity. As a result of the EIFT 85-1, the Company offset $22,554 of the outstanding members' loans against members' equity as of December 31, 2005.

## (3) Benefit Plans

The Company's pension plan encompasses a defined contribution plan under Section 401(k) of the Internal Revenue Code. All full-time employees are eligible for voluntary participation upon employment. Under



(Continued)

this plan, participants may contribute up to 15% of their base pay, subject to IRC limitations. Contributions by employees are not taxable until retirement. The Company does not match the employee's contributions.

The Company also maintains a Profit Sharing Plan. Contributions to this Plan are discretionary and are determined by the Company's management. A portion of the contributions are invested in the FLI Select Equity Fund L.P., a fund managed by the Company, and a portion are managed by the Company.

## (4) Commitments

The Company is required to make rental payments under noncancelable operating leases covering office facilities, equipment, and automobiles. Generally, leases covering office facilities include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes.

Minimum rental commitments at December 31, 2005 under all operating leases are as follows:

| | |
|---|---|
| Year ended December 31: | |
| 2006 | 227,184 |
| 2007 | 66,471 |
| 2008 | 12,996 |
| 2009 | 6,498 |
| | $ 313,149 |

## (5) Key-Man Life Insurance

The Company is the owner and beneficiary of a key-man life insurance policy carried on the life of a partner bearing an aggregate face value of $600,000. No loans are outstanding against the policy, but there are no restrictions in the policy regarding loans. Insurance premium expense related to this policy is recorded in the statements of income.

## (6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $238,151 which was $233,151 in excess of its required net capital of $5,000.

**KPMG LLP**
345 Park Avenue
New York, NY 10154

The Members
First Long Island Investors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of First Long Island Investors, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

3. Obtain and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 28, 2006